Exhibit 1.1

This edition of our Articles of Association,

prepared for the convenience of English-speaking

readers, is a translation of the German original.

For purposes of interpretation the German text

shall be authoritative and final.

Articles of Association of

Siemens Aktiengesellschaft

Updated as of September 2013

Siemens Aktiengesellschaft Berlin and Munich

Articles of Association
Updated as of September 2013

Part one

GENERAL PROVISIONS

§ 1

Siemens Aktiengesellschaft (the “Company”), formed as a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and again as a stock corporation in 1897, has its registered offices in Berlin and Munich.

§ 2

1.	The object of the Company is:

a)	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering, including research and development in these fields,

b)	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering,

c)	to render industrial and other business-related services.

2.	The Company may engage in business of any kind and take any and all measures related to, or which seem to be directly or indirectly useful in promoting, the object of the Company. The Company may operate both domestic and foreign factories; establish branch offices; found, acquire, consolidate with, or participate in other companies; conclude or participate in other management contracts; and enter into joint ventures.

§ 3

Notices of the Company required by law or these Articles of Association shall be published in the German Federal Gazette (Bundesanzeiger). If another form of notice should be mandatorily required, such form shall replace the notice in the German Federal Gazette.

Part two

CAPITAL STOCK; SHARES

§ 4

1.	The capital stock amounts to €2,643,000,000, divided into 881,000,000 shares of no par value.

2.	The shares of stock shall be registered in the names of the holders. For purposes of recording the shares in the Company’s stock register, shareholders are required to submit to the Company the number of shares held by them and e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices. The Company shall be entitled to submit to registered shareholders, with their approval, information by way of remote data transmission.

3.	The right of shareholders to have their ownership interests evidenced by document shall be excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued.

4.	The capital stock is conditionally increased by up to €566,229 nominal. The conditional capital increase shall be effected exclusively through the issuance of up to 188,743 new shares of stock registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which former shareholders of Siemens Nixdorf Informationssysteme AG take advantage of the settlement offered to them following the integration of Siemens Nixdorf Informationssysteme AG into Siemens AG.

5.	The capital stock is conditionally increased by up to €9,950,583 nominal. The conditional capital increase shall be effected through the issuance of up to 3,316,861 new shares of stock registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of stock options granted under the 1999 Siemens Stock Option Plan or the 2001 Siemens Stock Option Plan, in accordance with the authorization dated February 18, 1999 or February 22, 2001 respectively, exercise their Stock options (Conditional Capital 1999).

6.	The capital stock is conditionally increased by up to €147,000,000 nominal. The conditional capital increase shall be effected exclusively through the issuance of up to 49,000,000 new shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of stock options granted under the 2001 Siemens Stock Option Plan, in accordance with the authorization dated February 22, 2001, exercise their Stock options (Conditional Capital 2001).

7.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 nominal through the issuance of up to 173,600,000 shares of no par value registered in the names of the holders against contributions in cash and/or contributions in kind. The authorization may be implemented in installments. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue (Authorized Capital 2009).

The Managing Board is authorized to exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights in the event of capital increases against contributions in kind.

In the event of capital increases against contributions in cash, shareholders shall be entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, any shareholders’ preemptive rights in the event of capital increases against contributions in cash

•	in order to make use of any fractional amounts after excluding shareholders’ preemptive rights thereon;

•

in order to grant holders of conversion or option rights issued by Siemens AG or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new Siemens shares to the extent they would be entitled to upon exercising their conversion or option rights;

•

if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash, with shareholders’ preemptive rights excluded) does not exceed 10% of the capital stock existing at the time of the implementation of the authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of the authorization until the time of its implementation. The limit also includes shares that were issued or are to be issued to service conversion or option rights granted in accordance with the above provision at the time of the implementation of the authorization.

The total number of shares that may be issued on the basis of this authorization under exclusion of shareholders’ preemptive rights shall include any new shares of stock issued from the conditional or authorized capital, under exclusion of shareholders’ preemptive rights, during the term of this authorization until the Managing Board’s decision on their utilization. Also included shall be any new shares from the conditional or authorized capital that were or can be issued during the term of this authorization to service conversion or option rights granted at that time under exclusion of shareholders’ preemptive rights.

8.	The capital stock is conditionally increased by €600,000,000. The conditional capital increase is to be effected through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders of convertible bonds issued against cash contributions or warrants under warrant bonds issued against cash contributions are issued by Siemens AG or any of its consolidated subsidiaries until January 25, 2015 in accordance with the Managing Board’s authorization adopted at the Annual Shareholders’ Meeting on January 26, 2010, exercise their conversion or option rights and no other forms of fulfillment are used to service these rights (Conditional Capital 2010). The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

9.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock once or several times until January 24, 2016 by up to €90,000,000 nominal through the issuance of up to 30,000,000 shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders are excluded. The new shares shall be issued only under the condition that they are offered exclusively to employees of Siemens AG and any its consolidated subsidiaries (“employee shares”). In this context, the new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board could allocate to other retained earnings under § 58 (2) of the German Stock Corporation Act (AktG). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue (Authorized Capital 2011).

10.	The capital stock is conditionally increased by up to €270,000,000. The conditional capital increase is to be effected through the issuance of up to 90,000,000 no-par value shares registered in the names of the shareholders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders/creditors of convertible bonds or warrants under warrant bonds are issued by Siemens AG or any of its consolidated subsidiaries until January 24, 2016 in accordance with the Managing Board’s authorization adopted at the Annual Shareholders’ Meeting on January 25, 2011, exercise their conversion or option rights or fulfill their conversion or option obligation or if a delivery under a put option is effected and no other forms of fulfillment of delivery are used (Conditional Capital 2011). The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

§ 5

In the event of liquidation, dissolution or winding up of the Company, all corporate assets shall be distributed to all shareholders in proportion to the ownership in the capital stock held by them.

§ 6

By subscription to or by otherwise acquiring shares or interim certificates for shares, the shareholder submits to the jurisdiction of the courts of the Company’s legal domicile in all disputes with the Company or its governing bodies.

Part three

CONSTITUTION AND ADMINISTRATION OF THE COMPANY

§ 7

The governing bodies of the Company are:

the Managing Board,

the Supervisory Board,

the Shareholders’ Meeting.

MANAGING BOARD

§ 8

1.	The Managing Board shall consist of more than one member. The Supervisory Board shall determine the number of members of the Managing Board.

2.	The Supervisory Board shall be empowered to appoint the members of the Managing Board, to enter into contracts for their employment, and to revoke their appointment. It shall also determine the assignment of functions to the various members of the Managing Board.

3.	The Company shall be legally represented by two members of the Managing Board, or by one member of the Managing Board jointly with a Prokurist.[1] Otherwise the Company shall be represented by Prokurists or other duly authorized signatories to the extent authorized by the Managing Board.

§ 9

The Supervisory Board may appoint a President of the Managing Board as well as a Vice President.

§ 10

The members of the Managing Board shall be obligated to the Company to keep within the limitations which the Shareholders’ Meeting, these Articles of Association, the Supervisory Board or the Bylaws have determined under the provisions of the law with regard to the managerial powers.

SUPERVISORY BOARD

§ 11

1.	The Supervisory Board shall have twenty members, ten elected by the Shareholders’ Meeting, and ten elected in accordance with the provisions of the German Codetermination Act.

2.	Unless otherwise specified at the time of their election, the term of office of the members of the Supervisory Board shall expire at the close of that Shareholders’ Meeting which is called upon to ratify the acts of the Supervisory Board for the fourth fiscal year after the beginning of their term of office. In this calculation there shall be excluded the fiscal year during which such term of office begins. The election of a replacement for a member retiring before the expiration of his[2] term of office shall take effect for the remainder of the term of office of such retiring member; the same applies in the event an election is contested and must be held again.

3.	Substitute members may be elected for some or all of the shareholders’ members of the Supervisory Board, who shall replace, in an order determined at the time of their election, shareholders’ members of the Supervisory Board who have retired early or whose election has been successfully contested. If a substitute member replaces a retired member, his office shall expire at the end of the Shareholders’ Meeting at which a replacement is elected in accordance with Subsection 2 above, or at the latest when the term of office of the retired member would have expired. The election of substitute members for the employees’ members of the Supervisory Board shall be governed by the German Codetermination Act.

[1]	“Prokurist” is a holder of a special statutory authority, referred to as “Prokura”, granted in accordance with § 48 of the German Commercial Code.
[2]	Where the context admits, references in the masculine gender shall equally include the feminine gender.

4.	Any member of the Supervisory Board may resign his office after giving notice. Such notice must be given one month in advance.

§ 12

1.	The Supervisory Board shall elect from among its members a Chairman and a First Deputy Chairman in accordance with the provisions of the German Codetermination Act and, additionally, a Second Deputy Chairman.

2.	A Deputy Chairman performing the duties of the Chairman in case of the Chairman’s inability to act shall be vested with all the powers of the Chairman, except for the second vote accorded to the Chairman pursuant to the German Codetermination Act.

3.	In the event the Chairman or a Deputy Chairman retires from office during his term of office, a new election for such office shall take place without delay.

4.	The Chairman and the Deputy Chairmen may be removed only for important cause. The permanent inability of the Chairman or a Deputy Chairman to discharge the duties of office shall be deemed to constitute an important cause. The removal of the Chairman or the Deputy Chairman elected in accordance with the provisions of the German Codetermination Act shall be subject to the same procedure as their election.

§ 13

1.	The Supervisory Board shall have all rights and obligations assigned to it by law and by these Articles of Association.

2.	The Supervisory Board may adopt purely formal amendments to these Articles of Association.

3.	The Managing Board shall report regularly to the Supervisory Board as prescribed by law. In addition, the Supervisory Board may at any time request a report on the Company’s affairs, on its legal and business relations with subsidiary companies and on such business transaction associated with these subsidiaries that may have a significant impact on the Company’s situation.

4.	The Supervisory Board may require that certain kinds of action taken by the Managing Board shall be subjected to its approval.

5.	To the extent permitted by law or by these Articles of Association, the Supervisory Board may delegate any of its rights and duties to its Chairman, to one of its members, or to committees appointed from among its members. If the Chairman of the Supervisory Board is a member of any such committee and if such committee is unable to reach a decision in two separate rounds of voting, then the Chairman of the Supervisory Board shall have the deciding vote.

6.	The Supervisory Board shall determine its own Bylaws.

7.	If declarations must be made or received in order to carry out resolutions of the Supervisory Board, the Chairman or, in the Chairman’s inability to act, a Deputy Chairman shall act on behalf of the Supervisory Board. Other documents and notices of the Supervisory Board shall be signed by the Chairman or a Deputy Chairman.

§ 14

The meetings of the Supervisory Board shall be called at least two weeks in advance by the Chairman or, in the Chairman’s inability to act, by a Deputy Chairman. This period may be reduced in urgent cases. Even in urgent cases, there shall be at least three days between the notice of a meeting and the day named for such meeting. Notice of meetings may be given in writing, by telephone, telefax or any other customary means of communication (e.g. by e-mail). In all other respects regarding the calling of Supervisory Board meetings the statutory provisions as well as the Bylaws of the Supervisory Board shall apply.

§ 15

1.	Meetings of the Supervisory Board shall be chaired by the Chairman or, in the Chairman’s inability to act, by a Deputy Chairman.

2.	To constitute a quorum for any resolution it shall be necessary that at least half of the number of members of the Supervisory Board prescribed by law shall participate in the resolution. Decisions on matters not included on the original meeting agenda may be made only if no members of the Supervisory Board object.

3.	Supervisory Board members who are unable to attend a meeting of the Supervisory Board may authorize other members who will be present at the meeting to submit absentee ballots on their behalf. Members voting by absentee ballot shall be counted as participating for purposes of a quorum (see Subsection 2, Sentence 1, above).

4.	Meetings conducted and resolutions adopted in writing, by telephone, telefax or any other customary means of communication (e.g. by e-mail) or the participation of individual Supervisory Board members in meetings or resolutions using customary means of communication shall be permitted, if the Chairman of the Supervisory Board so decides on a case-by-case basis and if preceded by reasonable notice.

5.	To be adopted, resolutions shall require a majority of all votes cast, unless otherwise stipulated by law. The Chairman of the Supervisory Board shall have the deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

§ 16

Minutes shall be taken of all meetings of the Supervisory Board. These minutes shall be signed by the chairman of the meeting and by the individual taking the minutes.

§ 17

1.	The members of the Supervisory Board shall receive a basic annual compensation of €140,000. The Chairman of the Supervisory Board shall receive a basic annual compensation of €280,000 and each Deputy Chairman of €220,000. For their services on the Supervisory Board committees, additional compensation shall be paid as follows:

(a)	€160,000 to the Chairman of the Audit Committee and €80,000 to every other member of the Audit Committee;

(b)	€120,000 to the Chairman of the Chairman’s Committee and €80,000 to every other member of the Chairman’s Committee;

(c)	€80,000 to the Chairman of the Finance and Investment Committee and €40,000 to every other member of the Finance and Investment Committee;

(d)	€80,000 to the Chairman of the Compliance Committee and €40,000 to every other member of the Compliance Committee; the compensation pursuant to the present subsection 1 (d) shall not be granted if the Supervisory Board member concerned is entitled to a compensation pursuant to subsection 1 (a) due to his or her services on the Audit Committee.

2.	In case there are changes on the Supervisory Board and/or its committees, the compensation shall be in proportion to the term of office, with parts of months being rounded up to full months. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, one-third of the overall compensation pursuant to subsection 1 above shall be reduced by a percentage equal to the percentage of meetings the Supervisory Board member has not attended relative to the total number of meetings held in the fiscal year.

3.	The remuneration shall be payable after the close of the Annual Shareholders’ Meeting at which the annual financial statements for the fiscal year just ended are submitted or which resolves on the approval thereof.

4.	In addition, an attendance fee of €1,500 shall be paid to every member of the Supervisory Board for each meeting of the Supervisory Board or its committees he or she attended.

5.	The Supervisory Board members shall be included in a D&O liability insurance for board members and certain employees of the Siemens Group maintained by the Company in the Company’s interests that, where existing, will provide reasonable coverage against financial damages. The premiums for this insurance policy shall be paid by the Company. Furthermore, the Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their compensation.

SHAREHOLDERS’ MEETING

§ 18

1.	An Annual Shareholders’ Meeting shall be held within the first eight months of each fiscal year.

2.	The Shareholders’ Meeting shall be called by the Managing Board or the Supervisory Board.

3.	Shareholders whose combined shares amount to at least one twentieth of the capital stock may request in writing the convening of a shareholders’ meeting, stating the purpose and reasons for it, if the further legal prerequisites for such a request are fulfilled. In the same way, shareholders whose combined shares represent at least one-twentieth of the capital stock or a proportionate ownership of at least €500,000 in capital stock may request that items be placed on the agenda and published, provided that the remaining legal requirements for such a request are fulfilled.

4.	A notice of Shareholders’ Meeting shall be given at least within the period prescribed by law.

§ 19

1.	Every share of stock shall have one vote.

2.	All shareholders of record who are registered in the Company’s stock register and have duly submitted notification of attendance shall be entitled to attend the Shareholders’ Meeting and exercise their voting rights.

3.	The notification of attendance shall be made in text form in the German or English language to the address designated for this purpose in the notice of Shareholders’ Meeting. Between the date of notification receipt and the date of the Shareholders’ Meeting must be at least six free days. The Notice of Shareholders’ Meeting may provide for a shorter period to be measured in days. The details of the notification of attendance will be made known together with the Notice of Shareholders’ Meeting in the bulletins of company announcements.

4.	Shareholders of record or their proxies entitled to attend the Shareholders’ Meeting shall be issued with admission tickets and voting cards.

5.	The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. The Managing Board shall also determine the details of the scope and procedure of participation and exercise of rights according to sentence 1. These details will be made known together with the Notice of Shareholders’ Meeting.

6.	The Managing Board may provide for the shareholders to exercise their right to vote, without participating at the meeting, in writing or by means of electronic communication. The Managing Board shall also determine the details of the procedure which will be made known together with the Notice of Shareholders’ Meeting.

7.	The chairman of the meeting may permit full or partial audio-visual transmission of the Shareholders’ Meeting in a form to be specified by him/her in more details.

§ 20

Votes may also be cast by proxy. The proxy authorization, its revocation and the evidence of proxy authorization vis-à-vis the Company must be provided in text form. The details regarding these proxy authorizations, their revocation and the evidence of proxy authorization vis-à-vis the Company will be made known together with the Notice of Shareholders Meeting, which may also provide for a facilitated procedure. The provisions of § 135 of the German Stock Corporation Act (AktG) shall remain unaffected.

§ 21

1.	The Shareholders’ Meeting shall be chaired by the Chairman of the Supervisory Board or, in the Chairman’s inability to act, by a member of the Supervisory Board designated by the Chairman. If neither the Chairman nor another member of the Supervisory Board designated by him is present, then the chairman of the meeting shall be elected by the present shareholders’ members of the Supervisory Board.

2.	The chairman of the meeting shall direct the procedure of the Shareholders’ Meeting. He may, particularly in exercising rules of order, make use of assistants. He shall determine the sequence of speakers and the consideration of the items on the agenda; he may also, to the extent permitted by law, decide on the bundling of factually related resolution proposals into a single voting item, establish, at the beginning of or at any time during the Shareholders’ Meeting, a reasonable limit on the time allowed to speak or ask questions, or on the combined time to speak and ask questions, either for the entire duration of the Shareholders’ Meeting or individual items on the agenda or individual speakers and order the end of the debate to the extent necessary for the proper conduct of the Shareholders’ Meeting.

3.	The chairman of the meeting shall determine the order of agenda items to be discussed and the sequence of voting. He shall determine the manner, procedure and further details of the voting process and may decide that several items be put to the vote simultaneously.

§ 22

1.	Minutes of the Shareholders’ Meeting shall be taken by a German Notary.

2.	The minutes shall be conclusive for the shareholders among themselves and in relation to their proxies.

3.	The proxy statements need not be appended to the minutes.

§ 23

1.	The Shareholders’ Meeting shall resolve with binding force for all shareholders all matters referred to it by law.

2.	Adoption of resolutions by the Annual Shareholders’ Meeting shall require the affirmative vote of a majority of the votes cast (simple majority) unless a higher majority is expressly prescribed by law.

Part four

ANNUAL FINANCIAL STATEMENTS, APPROPRIATION OF PROFITS

§ 24

1.	The fiscal year shall run from October 1st to September 30th of the following year.

2.	The Managing Board shall prepare the annual financial statements and the management report as well as the consolidated financial statements and the group management report for the past fiscal year and submit them to the auditors. Immediately after they have been prepared the Managing Board must submit said documents to the Supervisory Board together with the proposal for the appropriation of net income available for distribution which the Managing Board wishes to recommend to the Shareholders’ Meeting.

3.	The annual financial statements and management reports for the Company and the group, the report of the Supervisory Board and the proposal of the Managing Board for the appropriation of net income available for distribution shall be made available at the offices of the Company for inspection by shareholders from the date on which notice of the Shareholders’ Meeting is given. Availability for inspection is not required if the materials are accessible on the Company’s website for the same period of time.

4.	Each year the Shareholders’ Meeting, after having received the report to be prepared by the Supervisory Board, shall during the first eight months of the fiscal year determine on the appropriation of net income available for distribution, the ratification of the acts of the Managing Board and the Supervisory Board, the appointment of the independent auditors and, in those cases provided for by law, the approval of the annual financial statements.

§ 25

1.	The annual net income available for distribution shall be employed for the equal distribution of a dividend to the shareholders in proportion to the ownership in the capital stock held by them, unless the Shareholders’ Meeting excludes such net income wholly or in part from distribution. The Shareholders’ Meeting can declare a non-cash dividend instead of or in addition to a cash dividend.

2.	In the event of an increase in the capital stock, the participation in such net income by the new shares need not conform with § 60.2 of the German Stock Corporation Act (AktG).